February 1, 2012

Via EDGAR Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: John Krug

RE:	Cempra, Inc.

  Registration Statement on Form S-1

  File No. 333-177261

Ladies and Gentlemen:

As underwriters of the Company’s proposed public offering of shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:45 p.m. (Eastern Time) on February 2, 2012, or as soon thereafter as is practicable.

In connection with the above-referenced Registration Statement, we wish to advise you that during the period from January 13, 2012 to the date of this letter, 4,321 copies of the Preliminary Prospectus dated January 13, 2012 have been distributed as follows: 2,290 to prospective institutional investors; 2,031 to prospective individual investors; and 0 to prospective underwriters, prospective dealers, rating agencies and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Keith G. Lister
Name:	Keith G. Lister
Title:	Managing Director

LEERINK SWANN LLC

By:	/s/ Peter C. Day
Name:	Peter C. Day
Title:	Managing Director

COWEN AND COMPANY, LLC

By:	/s/ Grant Miller
Name:	/s/ Grant Miller
Title:	Head of Equity Capital Markets

Acting on behalf of themselves and as the Representatives of the several Underwriters